(LETTERHEAD)





April  18,  2005

United  States  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.
20549

Mail  Stop  04-06

ATTENTION:  MR.  MARK  P.  SHUMAN
            BRANCH  CHIEF  -  LEGAL
           -----------------------

Dear  Mr.  Shuman:

Re:     Amendment  No.  1  to  Form  SB-2
        File  No.  333-121660
        Filed  on  March  14,  2005

I have received your letter dated April 5, 2005 from Mr. Neil Miller of your office regarding the filing of the above noted Form SB-2.

Any page references in this letter refer to the attached "red-lined" copy of the Form SB-2. The responses to your comments are in the number order as indicated in the above noted letter.

FORM  SB-2
----------
GENERAL
-------

1.     The  following  sentence  has  been  inserted  on  cover  page:

"Shares will be sold only to investors in British Columbia and in accordance with the securities regulations of British Columbia (refer to page 17)."



SUMMARY  FINANCIAL  INFORMATION,  PAGE  2
-----------------------------------------

2. The summary data has been revised to conform with the information shown on the applicable financial statements.

RISK  FACTORS,  PAGE  2
-----------------------

3. The Risk Factor mentioned under this comment has been revised to emphasize the rights to the minerals on the Tylerstone will be lost if we are unable to undertake exploration work thereon or pay cash to the Ministry on or
before  February  24,  2006.   It  has  been  revised  as  follows:

"IF THE COMPANY DOES NOT MAINTAIN THE TYLERSTONE IN GOOD STANDING ON OR BEFORE FEBRUARY 24, 2006, IT WILL LOSE ITS INTEREST TO THE MINERAL RIGHTS THEREON.

If the Company is unable to maintain the Tylerstone in good standing on or before February 24, 2006 by not completing either assessment work or paying $3,100 in cash to the Ministry, it will lose its interest in the mineral rights on the Tylerstone. If this occurs, the Company will no longer have any interest in any mineral properties and, therefore, will have no assets to assist in its future development. This situation might result in the Company no longer being a going concern and money invested by shareholders would be lost without any opportunity of recovery."

4. This Risk Factor on page 9 has been changed as following to conform with your comment:

"SINCE INCEPTION THE COMPANY HAS HAD LIMITED OPERATIONS AND HAS INCURRED ACCUMULATED LOSSES OF $145,834.

Since  its  inception  on  September  24,  1998,  the  Company  has  had limited operations other than undertaking annual assessment work on the Tylerstone claim. As at February 28, 2005, the Company has incurred accumulated losses of $145,834 without realizing any revenue from any source. Without increasing its operations, the Company will be considered by the investment community to be basically an inactive company without any future potential. This being the case, the Company will find it extremely difficult to raise money from investors thereby resulting in the directors and officers continually supplying money to the Company or, if they choice not to do so, allowing the Company to eventually lose the rights to the Tylerstone and cease operations all together."

5. The Risk Factor has been revised to conform with the comments in your letters dated January 25 and April 5, 2005 as to follows:

"IT IS DOUBTFUL IF THE COMPANY WILL BE ABLE TO FUND OPERATIONS FOR THE NEXT SIX MONTHS IF IS DOES NOT RECEIVE FUNDS FROM THIS OFFERING.

The minimum period of operations the Company could fund, relying on advances from its officers and directors, would be six months if no funds were received under this offering. In the event the directors and officers are unwilling to fund operations, the Company could not operate at all. Since the Company has no minimum offering under this prospectus, any money raised might have an insignificant effect on financing operations. Therefore, the only other potential source of funding, other than this offering, would be personal advances made by the Company's officers and directors. Even if the market price of gold, silver, lead and zinc were to reach extremely higher prices, it would take years before the Company would be able to sell any minerals from the Tylerstone. Therefore, no reliance should be placed on the sale of minerals as a means of raising funds. The Company will require $227,500 in exploration costs plus, assuming not all of Phase III is undertaken, and an additional $65,278 to pay expenses for the next twelve months which includes $26,100 in Offering Expenses."

USE  OF  PROCEEDS,  PAGES  12-15
--------------------------------

6. In response to this comment, the Use of Proceeds has been limited to one table to include all the information which will be more understandable to investors. Footnotes have been included where applicable and other information has been included under Description of Business.

7. The accounts payable have been revised to February 28, 2005. In response to this comment, the following schedule has been included under "Business Development - Liquidity and Capital Resources" in order to indicate the monies required over the next twelve months as shown on page 41:





                                                         Total
                      Accounts       Estimated         Required
                      Payable         Expenses        Funds for
                      Feb. 28,           for           Next 12
     Description        2005          12 months          Months
-------------------  ---------        ---------       ----------
     Accounting
         and audit.   $ 12,325        $  2,200        $ 14,525
     Filing fees. .          -             400             400
     Legal. . . . .     14,670           3,000          17,670
     Office . . . .        765           1,000           1,765
     Printing . . .          -           1,000           1,000
     Rent . . . . .     20,245               -          20,245
     Transfer agent      8,473           1,200           9,673
                      --------        --------         -------

     Total. . . . .   $ 56,478        $  8,800        $ 65,278
                       =======        ========         =======


This  is  the  Company's  best  estimate  of the amount of dollars which will be required  during  the  forthcoming  year  to  meet  its  current obligations and maintain its operations. Since the Company is expecting to raise funds for exploration activities, there has been no inclusion in the above figures for exploration expenses. In the Use of Proceeds schedule on page 12, the exploration expenses have been included therein.

     In order not to duplicate expenses, as indicated in your comment, the above noted total funds required for the next twelve months has been reduced by the Offering Expenses as shown in the following schedule since they are separately shown in the Use of Proceeds schedule:







                           Total
                          Required   Accounts
                         Funds for    Deduct:    Payable less
                          Next 12    Offering      Offering
     Description           Months    Expenses      Expenses
     -----------         ---------  ---------   -------------
     Accounting
          And audit .    $ 14,525   $  7,500       $  7,025
     Filing fees. . .         400        400              -
     Legal. . . . . .      17,670     15,000          2,670
     Office . . . . .       1,765      1,000            765
     Printing . . . .       1,000      1,000              -
     Rent . . . . . .      20,245          -         20,245
     Transfer
         agent's fees       9,673      1,200          8,473
                         --------    -------        -------

         Total. . . .    $ 65,278   $ 26,100       $ 39,178
                           ======    =======        =======




There are no contingent arrangements with our accountants, auditors or lawyers for professional services rendered. None of them will receive a direct or indirect interest in our Company. Regardless as to how much is raised under this Offering, the above noted parties will receive no additional funds other than what they have invoiced for work done. The following statement has been made on page 42:

"None of the Company's in-house accountants, independent accountants, attorneys or any other party have been engaged on a contingent arrangement whereby their remuneration is contingent on the amount of money raised under this Offering. None of the above mentioned individuals will receive a direct or indirect interest in the Company."

PLAN  OF  DISTRIBUTION
----------------------

8.     In  response  to  this  comment  the  following  changes  have been made:

       EXHIBIT  99.1  -  SUBSCRIPTION  AGREEMENT

a.     Under  section  D,  the  following  wording  has  been  inserted:

     "  .promptly  within three business days of the subscription being
         rejected     ."

     I feel I should qualify the word "promptly" and therefore have given a time duration of three days since the postal system might not be able to deliver the returned check in one or two days.

b. Under page 15, "Plan of Distribution" in the first paragraph the following sentence has been added:

     "If any of the subscriptions are rejected, the Company will return promptly subscribers funds within three business days from the time the subscription is rejected."

c. Under page 1 - "Offering Summary" the following paragraph has been inserted:

     "The Company has the right to accept or reject any subscription in whole or in part, for any reason or for no reason. If any subscription is rejected, all funds received by the Company from a rejected subscription will be returned to the subscriber promptly within three business days of the subscription being rejected without interest being paid on the amount or deductions being made thereto."

DESCRIPTION  OF  BUSINESS,  PAGE  29
------------------------------------

Business  Development,  page  29

9. To enlighten an investor to the Ministry's assessment requirements the following paragraph has been inserted as the second paragraph under this section as follows:

     "The Ministry has granted to the Company the exclusive rights to the minerals on the Tylerstone from the date the Company first "staked" the Tylerstone. In order to keep these rights, each year the Company is required to spend money on the Tylerstone; either by way of assessment work (being the physical exploration work on the property) or by paying cash in lieu. If the latter happens, the Company pays the money directly to the Ministry. Each year the Company must pay $155 per unit. Since there are 20 units comprising the Tylerstone, the Company will have to pay approximately $3,100 in either physical work or cash in lieu of work not done to maintain the Tylerstone in good standing for a further twelve month period. In the event the Company does more assessment work than required for the year, the residual balance can be carried forward and applied to future years. If the Company does not undertake the physical assessment work and does not pay the Ministry the equivalent money in cash, all rights to the minerals on the Tylerstone will cease effective on the anniversary date; being February 24 of the year in question.

10. In response to this comment, I feel it is difficult to determine at this time what "encouraging" results would be since it would depend upon the grade, the tonnage which could be block out and the price of precious metals at the time. The old timers, in the 1930's, drove an adit (tunnel) following a vein structure but did not record their results. Therefore, there had to be some mineralization on the Tylerstone or the adit would not have been driven. In those days, gold was $35 an ounce and required higher grades and tonnage to make it feasible to mine it. We have not investigated this adit but will be taking samples from it during Phase I.

     From our perspective, soil and rock sampling yielding one tenth of an ounce of gold per ton would be encouraging although lesser value in a common area would also be encouraging enough for us to continue our exploration program. By itself, this grade would not make it economically to mine but would be encouraging because the Tylerstone might, in other areas, yield higher grades. Even if the grades are good, the other factor which must be considered is the tonnage identified during our exploration programs. If the tonnage is low, being under 100,000 tons grading a quarter of an ounce per ton, it might not be economical to mine unless gold prices were considerable higher. We would at least like to block out in excess of 100,000 tons but it is unlikely this will occur until we have completed the drilling program under Phase III. It might be too promotional to put this information into the prospectus since it might sound like the Company is confident in blocking out in excess of 100,000 tons at economic grades.

 In the Bralorne area, silver is a by-product; associated with the gold but not necessary in economic quantities and grades to be mined by itself although it will reduce the overall recovery cost when sold along with the gold.

     To respond to your comment, the paragraph on page 34 has been amended as follows:

     "The Company is considered to be in the pre-exploration stage and will be in this stage until it has completed Phase I to III. The Company's work program is designed on a progressive basis whereby the results of earlier Phases determine the detail of the next Phase. The final decision to proceed to a further Phase will be the responsibility of Laurence Stephenson, in conjunction with the Board of Directors' approval, after the Company has received analysis and recommendations from its independent consulting professional geologists for the last completed Phase. The factors which will determine whether Phase II is undertaken will be the gold and silver content from soil and rock samples under Phase I. If there is an indication of the presence of gold, even in lesser grades than would make it economic to recover, the Company will consider Phase II since it will allow the Company to further investigate and obtain geological information on the area where the gold grades were identified. Initially, gold grades of one tenth of an ounce per ton would be encouraging. By the end of Phase III, the Company will have a better understanding of the potential of the Tylerstone. Whether or not the Company can identify economic tonnage and grades by the end of Phase III is uncertain and maybe unlikelyThe total number of
days,  as  determined  above,      "

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATIONS  - PAGES 39-40
--------------------------------------------------------------------------------

11. The following paragraph has been inserted on page 38 in response to this comment.

"The commencement of Phase I is contingent on the selling of a minimum number of share to provide $16,500 necessary to complete the exploration program required under Phase I. If no funds are raised under this Offering, Phase I will not be started."

12.     In response to this comment, the following schedule has been inserted on
page  36.   The following represents the best estimates of management and may or may  not  include  all  the  costs  increases  incurred  by  being  public.

"In order to adhere to the Exchange Act, the Company will incur an increase in costs associated with being a public company. Management has estimated these increased costs as follows:





                      Estimated
Source of               Amount
Additional Expenses    Per Year              Reason for Incurring Additional Expenses
-------------------   ----------             ----------------------------------------
Accounting             $4,500     Preparation by the in-house accountant of working papers for financial statements to be included in Form 10Q-SB every three months and an annual Form 10K-SB.  Presently the in-house accountant does not have to prepare financial statements on a quarterly basis unless required for
                                  inclusion in this prospectus.   The annul cost to date for services
                                  rendered by the in-house accountant was approximately $1,200.

Audit                   4,450     The Form 10Q-SBs will have to be reviewed by the auditors before filing on
                                  Edgar with the SEC.   This is an additional cost of $750 every three months
                                  which the Company currently does not have to incur.   Previously the auditors
                                  charged $1,000 per year for the annual financial statements and interim financial statements included in this prospectus.

Legal                   7,500     Estimated cost for the Company's attorney to review news releases,
                                  Information Circulars, Form 8-K and 10K-SB and assist management when
                                  requested .   This cost has not been incurred before since the only fees paid to the attorney is associated with this prospectus.

Edgarizering            2,100     All the Form 10Q-SBs and the Form 10K-SB will have to be filed with the SEC on the Edgar system.  It is estimated the cost of edgarizing will be
                                  approximately $200 for each 10Q-SB and $500 for the 10K-SB.   In addition,
                                  periodically the Company might have to file Form 8-K and on an annual basis will have to file the information to stockholders regarding the
                                  Annual General Meeting.  It is estimated these filings will cost the
                                  Company approximately $1,000 per year in addition to the above note costs.

Transfer agent          2,000     When the Company becomes public, it will incur certain additional costs for the transfer agent to prepare share certificates for the investing public.  It is not known at this time as to what the cost will actually be each year but
                                  an estimate of $2,000 has been accrued.   Previously, the only cost incurred
                                  by the Company, excluding interest charges, was the annual fee of $1,200.

Shareholders'
   communication        5,000     It is the intention of the Company to continually communicate with its shareholders which will include sending news releases to them and upon
                                  request either Forms 10Q-SB or 10K-SB.   This cost will mainly consist of
                                  printing and mailing costs.   There has been no expense incurred in the past
                                  for shareholders' communication.

Annual General
      Meeting           2,000     Each year, the Company will hold an Annual General Meeting of Stockholders.
                                  An Information Circular and Proxy will be sent to all shareholders of record.
                                  The cost is for printing and mailing.   The Company has not incurred this
                                  cost previously.





Liquidity  and  Capital  Resources,  page  42
---------------------------------------------

13. The requested schedule indicating the minimum amount of capital necessary for our Company to finance planned operations for a period of not less than 12 months from the date of this prospectus is indicated on page 41.

RECENT  SALES  OF  UNREGISTERED  SECURITIES,  PAGE  69
------------------------------------------------------

14. The Company has revised Item 26 of Part II of the registration statement to provide the information required by Item 701 of Regulation S-B. Although all of the purchasers were non-US residents, the Company has removed reference to Regulation S. The following has been inserted on page 65:

"From inception through to March 31, 2005, the Company sold the following unregistered shares of its common stock.

(i)     February  10,  1999  Subscription  of  950,000  shares

     On February 10, 1999, the Company sold to ten investors 950,000 shares of common stock at a price of $0.001 per share. One of the ten investors was Edward Skoda, the then President and Director of the Company, who purchased 100,000 shares. The other nine investors were friends, relatives or business associates of one or more of the then Company's officers and directors. Each investor had sufficient knowledge and experience with investing that they were able to evaluate the merits of investing in the Company. None of the shareholders were US citizens or residents. No underwriter was used in connection with sale. These shares were issued in accordance with the exemption from registration provide by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and the appropriate Form D was filed in connection with the issuance of these shares.

(ii)     April  2,  1999,  Subscription  of  270,000  shares

     On April 2, 1999, the Company sold to thirty investors 270,000 shares of common stock at a per share price of $0.01. Each of these investors had sufficient knowledge and experience with investing that they were able to evaluate the merits of investing in the Company. None of these shareholders were US citizens or residents. No underwriter was used in connection with sale. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and the appropriate Form D was filed in connection with the issuance of these share certificates.

(iii)     April  21,  2001,  issuance  of  900,000  shares

     On April 21, 2001, the Company sold 900,000 shares of common stock to Fred Hawkins, the then President of the Company, at a per share price of $0.001. The consideration paid was cash. Mr. Hawkins is a Canadian citizen and resident of British Columbia. No underwriter was used in connection with sale. These shares were issued in accordance with the exemption from registration provided by Section 4(2) of the 1933 Act".

To faciliate your review of our Form SB-2, I am enclosing two red-lined copies, two final copies which include all changes, two copies of your April 5, 2005 letter and a copy of this letter.

Yours  very  truly;
Tylerstone  Ventures  Corporation


Per:   /s/  "Laurence Stephenson"
---------------------------------
             Laurence  Stephenson
      Principal  Executive  Officer,  President
               and  Director

Enclosures